UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [ ]

Pursuant to Rule 135c of the Securities Act of 1933, a news release is attached to this Form 6-K.

NEWCASTLE RESOURCES LTD.

NEWCASTLE RESOURCES ARRANGES USD $2.5 MILLION PRIVATE PLACEMENT

VANCOUVER, BC – February 15, 2011 - Newcastle Resources Ltd. (the “Company”) (OTCBB: NCSLF) is pleased to announce that it has arranged a private placement of up to 2,500,000 common shares at USD $1.00 per share for proceeds of up to USD $2,500,000. The proceeds will be allocated for the completion of the remaining $2,000,000 financing commitment to its subsidiary, TrichoScience Innovations Inc., and for working capital. A finders’ fee of 8%, payable in common shares of the Company, will be paid on a portion of the private placement.  Closing of the private placement is scheduled for late February, 2011.

The securities offered in the private placement will not be registered under the Securities Act of 1933 as amended (the “Act”), and unless registered under the Act, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act and in each case only in accordance with applicable securities laws.

On behalf of the Board of Directors,
Brent Petterson
Chief Financial Officer

For further information, please contact:
Brent Petterson, CFO
Telephone: 604-684-4312
Fax: 604-689-0646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer
Date: February 16, 2011